# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indivior Pharmaceuticals, Inc., CIK 0001625297
CUSIP: 45579U109
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 10710 Midlothian Turnpike, Suite 125, North Chesterfield, Virginia (VA), 23235
Date of event which requires filing of this statement: 08/11/2026
Amends the filing with accession number 1140361-24-042795
Filed by CIK 0001790787
Persons authorized to receive notices and communications: Martin Boskovich, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6759

## Reporting persons
- Oaktree Value Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 385,037; sole dispositive power 0; shared dispositive power 385,037; aggregate amount beneficially owned 385,037 (0.32% of the class)
  Comment: The reported securities represent 385,037 shares of common stock ("Common Stock") issuable upon conversion of Notes (as defined below).
  
  The reported percentage is calculated based on 118,013,649 shares of Common Stock outstanding as of July 28, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 3, 2026 (the "Form 10-Q"), and as increased by 909,053 shares of Common Stock issuable upon conversion of Notes beneficially owned by the Reporting Persons.
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 180,169; sole dispositive power 0; shared dispositive power 180,169; aggregate amount beneficially owned 180,169 (0.15% of the class)
  Comment: The reported securities represent 180,169 shares of Common Stock issuable upon conversion of Notes.
  
  The reported percentage is calculated based on 118,013,649 shares of Common Stock outstanding as of July 28, 2026, as disclosed in the Form 10-Q, as increased by 909,053 shares of Common Stock issuable upon conversion of Notes beneficially owned by the Reporting Persons.
- Oaktree Phoenix Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 51,271; sole dispositive power 0; shared dispositive power 51,271; aggregate amount beneficially owned 51,271 (0.04% of the class)
  Comment: The reported securities represent 51,271 shares of Common Stock issuable upon conversion of Notes.
  
  The reported percentage is calculated based on 118,013,649 shares of Common Stock outstanding as of July 28, 2026, as disclosed in the Form 10-Q, as increased by 909,053 shares of Common Stock issuable upon conversion of Notes beneficially owned by the Reporting Persons.
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 292,576; sole dispositive power 0; shared dispositive power 292,576; aggregate amount beneficially owned 292,576 (0.25% of the class)
  Comment: The reported securities represent 292,576 shares of Common Stock issuable upon conversion of Notes.
  
  The reported percentage is calculated based on 118,013,649 shares of Common Stock outstanding as of July 28, 2026, as disclosed in the Form 10-Q, as increased by 909,053 shares of Common Stock issuable upon conversion of Notes beneficially owned by the Reporting Persons.
- Oaktree Fund GP I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 616,477; sole dispositive power 0; shared dispositive power 616,477; aggregate amount beneficially owned 616,477 (0.52% of the class)
  Comment: The reported securities represent 616,477 shares of Common Stock issuable upon conversion of Notes.
  
  The reported percentage is calculated based on 118,013,649 shares of Common Stock outstanding as of July 28, 2026, as disclosed in the Form 10-Q, as increased by 909,053 shares of Common Stock issuable upon conversion of Notes beneficially owned by the Reporting Persons.
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 909,053; sole dispositive power 0; shared dispositive power 909,053; aggregate amount beneficially owned 909,053 (0.76% of the class)
  Comment: The reported securities represent 909,053 shares of Common Stock issuable upon conversion of Notes.
  
  The reported percentage is calculated based on 118,013,649 shares of Common Stock outstanding as of July 28, 2026, as disclosed in the Form 10-Q, as increased by 909,053 shares of Common Stock issuable upon conversion of Notes beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.001 par value per share
Name of issuer: Indivior Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 10710 Midlothian Turnpike, Suite 125, North Chesterfield, Virginia (VA), 23235
Comment: This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Schedule 13D, originally filed on October 2, 2024, as amended by Amendment No. 1 filed on November 7, 2024, as amended by Amendment No. 2 filed on December 18, 2024, as amended by Amendment No. 3 filed on March 4, 2025, as amended by Amendment No. 4 filed on November 13, 2025, and as amended by Amendment No. 5 filed on December 30, 2025. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to insert the following at the end thereof:

On various dates since the filing of Amendment No. 5, the Reporting Persons and certain of their affiliated funds and accounts engaged in open market purchases and sales of the Issuer's 0.625% Convertible Senior Notes due 2031 (the "Notes"), which are convertible into shares of Common Stock at an approximate conversion rate of $41.66 per share. The purchases of the Notes were pursuant to open market transactions, funded with working capital. As of the filing of this Statement, the Reporting Persons beneficially own an aggregate principal amount of $37.872 million of Notes convertible into 909,053 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and restated as follows and as set forth in subsection (b), (c) and (e) hereto:

The information set forth in rows (11) and (13) of each cover page of this Amendment No. 6 is incorporated by reference into this Item 5(a).

The Reporting Persons beneficially own an aggregate of 909,053 shares of Common Stock issuable upon conversion of $37.872 million of Notes, representing 0.76% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 118,013,649 shares of Common Stock outstanding as of July 28, 2026, as disclosed by the Issuer in its Form 10-Q, as increased by 909,053 shares of Common Stock issuable upon conversion of Notes beneficially owned by the Reporting Persons.

In this regard, OVO Fund is the direct holder of 385,037 shares of Common Stock issuable upon conversion of Notes. VOF Fund is the direct holder of 180,169 shares of Common Stock issuable upon conversion of Notes. OPI Fund is the direct holder of 51,271 shares of Common Stock issuable upon conversion of Notes. OC Management is the investment manager to Boston Patriot Arlington St LLC, an SMA account which directly holds 103,622 shares of Common Stock issuable upon conversion of Notes. OC Management is also the investment manager of, and has included in its beneficial ownership securities held by, certain affiliated funds and accounts of the Reporting Persons that collectively hold 188,954 shares of Common Stock issuable upon conversion of Notes. Oaktree GP I is the indirect general partner of OVO Fund, VOF, and OPI Fund, and as such may be deemed to beneficially own an aggregate of 616,477 shares of Common Stock issuable upon conversion of Notes. OC Holdings is the indirect general partner of OVO Fund, VOF, OPI Fund, and Oaktree GP I, and is the sole managing member of the general partner of OC Management, and as such may be deemed to beneficially own an aggregate of 909,053 shares of Common Stock issuable upon conversion of Notes.

Each of the Reporting Persons disclaims beneficial ownership of the reported securities, and the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of each cover page of this Amendment No. 6 and the information set forth in Item 5(a) hereof is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Within the last 60 days of the filing of this Amendment No. 6, the Reporting Persons have disposed of shares of Common Stock in open market transactions (collectively, the "Common Stock Transactions") as follows:

Date Purchase/Sale Amount of Shares Price

26-Jun Sale 231,398 42.1308

26-Jun Sale 118,602 41.7051

16-Jul Sale 14,900 40.614

16-Jul Sale 25,100 40.6395

5-Aug Sale 432,613 38.8552

6-Aug Sale 428,711 39.2151

10-Aug Sale 235,364 38.6389

10-Aug Sale 143,935 38.5563

11-Aug Sale 303,621 38.7858

12-Aug Sale 4,542,968 37.75

Within the last 60 days of the filing of this Amendment No. 6, the Reporting Persons and certain of their affiliated funds and accounts have acquired and disposed of Notes in open market transactions as follows (collectively, the "Notes Transactions" and, together with the Common Stock Transactions, the "Transactions"):

Date Purchase/Sale Principal Amount Price

23-Jun Sale $91,000 118.104

25-Jun Sale $70,000 120.327

9-Jul Purchase $500,000 121.285

4-Aug Sale $1,750,000 111.904

5-Aug Sale $2,000,000 116.201

6-Aug Sale $2,000,000 116.278

12-Aug Sale $111,000 114.168
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Transactions on or prior to August 10, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on such date. Additional sales on August 11, 2026 resulted in a material shift in ownership requiring the filing of this Amendment No. 6, which serves as an exit filing by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 24.1 Joint Filing Agreement, dated as of August 13, 2026, by and among the Reporting Persons

## Signatures
- Oaktree Value Opportunities Fund, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/13/2026)
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/13/2026)
- Oaktree Phoenix Investment Fund, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/13/2026)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/13/2026)
- Oaktree Fund GP I, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/13/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (08/13/2026)